Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Tecnoglass, Inc. and its Subsidiaries (formerly known as Andina Acquisition Corporation) on Form S-3 of our report, dated June 13, 2013, which included an explanatory paragraph as to Andina Acquisition Corporation’s ability to continue as a going concern, with respect to our audits of the financial statements of Andina Acquisition Corporation as of February 28, 2013 and February 29, 2012 and for the year ended February 28, 2013, for the period from September 21, 2011 (inception) through February 29, 2012 and for the period from September 21, 2011 (inception) through February 28, 2013 appearing in the Annual Report on Form 10-K of Andina Acquisition Corporation for the year ended February 28, 2013. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
Irvine, CA
February 11, 2014